Contacts :
Salah Mahyaoui
+ 33 6 73 68 78 88
Anne Bancillon
+ 33 6 86 31 03 89

ELOXATIN® (oxaliplatin injection)-BASED CHEMOTHERAPY SETS NEW TREATMENT BENCHMARK IN PATIENTS WITH METASTATIC COLORECTAL CANCER

- FOLFOX4 Chemotherapy Results in Improved Long-term [Five-years] Overall Survival for these Seriously Ill Patients -

Paris, France, June 4, 2007 – FOLFOX4, an Eloxatin-based chemotherapy regimen, provided significant improvements in long-term [five-years] overall survival (OS) and time to disease progression (TTP) - a longer period of stable disease - in patients with metastatic (advanced) colorectal cancer. Importantly, the FOLFOX4 results were significantly better than those achieved with irinotecan-based chemotherapy, known as IFL, and IROX, a combination of irinotecan and Eloxatin. These data were presented today at the 43rd Annual Meeting of the American Society of Clinical Oncology (ASCO) in Chicago in an updated analysis of the N9741 study.

FOLFOX4 (Eloxatin combined with infusional 5-FU/LV) was established in the United States as first line treatment for advanced colorectal cancer after the initial presentation of the N9741 study results in 2003 and subsequent Food and Drug Administration (FDA) approval in January 2004. The updated analysis confirms the earlier results and identifies FOLFOX4 chemotherapy as the strongest predictor of improvement in both overall survival and time to disease progression.

N9741 Five-Year Analysis

This study evaluated several chemotherapy regimens using various combinations of Eloxatin, 5-FU/LV and irinotecan in 1,691 previously untreated patients with metastatic colorectal cancer who were randomized to seven arms.

Metastatic colorectal cancer patients given the Eloxatin-based regimen FOLFOX4 were almost twice as likely to survive at least five years as those on irinotecan-based therapy (IFL). Five-year survival and time-to-progression rates were calculated using Kaplan-Meier methods for each treatment arm. Patients treated with FOLFOX4 had a 9.2% overall chance of surviving for five years after treatment, the best of all the results reported. In comparison, the chance of living five years was 5.4% among patients treated with Eloxatin plus irinotecan (IROX) (p=.016) and 3.8% (p<.001) among patients treated with the combination of 5-FU/LV and irinotecan (IFL).

FOLFOX4 slowed the progression of the disease compared to IROX and IFL. The median TTP was significantly longer among FOLFOX4-treated patients at 9.2 months compared to 6.5 months with IROX (p=<.001) and 6 months with IFL (p=<.001). FOLFOX4 patients were significantly more likely to experience any grade 3 or greater side effects (odds ratio of 1.65,

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

p<.001) and were lower in men than in women (OR 0.63, p<0.001) . The most common side effects were peripheral sensory neuropathy, fatigue, neutropenia, nausea, vomiting, and diarrhea.

“Our five-year overall survival results with first-line FOLFOX4 set a new benchmark for treating metastatic colorectal cancer,” said lead investigator Richard Goldberg, MD, University of North Carolina School of Medicine, Chapel Hill, NC. “Adding Eloxatin to standard chemotherapy significantly prolonged survival for these patients and also delayed disease progression.”

Treatment with FOLFOX4 Predicts Important Benefits

Receiving FOLFOX4 was found to be the most powerful prognostic factor for predicting overall survival as well as time to progression. Those factors that were predictive of a worse outcome were: higher baseline performance status, neutrophil count, and alkaline phosphatase, as well as a greater number of disease sites. While being 70 years or older was associated with poorer survival, it was not predictive of time to progression, response rate or grade 3 or greater toxicity.

About Colorectal Cancer

Strides have been made in the management of colorectal cancer but it is still the second leading cause of cancer-related deaths in the United States. At Stage II, the cancer has grown through the wall of the colon or rectum but has not yet spread to nearby lymph nodes. In Stage III, the cancer has invaded one or more of the local lymph nodes but has not spread to distant sites. Metastatic colorectal cancer means that the cancer has spread to other nodes and/or organs in the body. The American Cancer Society estimates that in 2007 there will be about 112,340 new cases of colon cancer and 41,420 new cases of rectal cancer in the United States.

About Eloxatin®

In Europe

Eloxatin® received approval in France for the second-line treatment of metastatic colorectal cancer in April 1996, and as a first-line treatment in April 1998. In July 1999, Eloxatin® was approved for the first-line treatment of advanced colorectal cancer in major European countries through the Mutual Recognition Procedure, France being the Reference Member State. Eloxatin® successfully completed a Mutual Recognition Procedure in Europe in December 2003, which allowed the product to be marketed for the treatment of metastatic colorectal cancer incombination with 5-fluorouracil and folinic acid (i.e., in first- and second-line treatment). In September 2004, the indication for Eloxatin® was extended in Europe, again through the MutuaRecognition Procedure, to include the "Adjuvant treatment of stage III (Dukes' C) colon cancer after complete resection of primary tumor."

In the United States

In the United States, Eloxatin®, in combination with infusional 5-FU/LV, received approval on January 9, 2004, for the first-line treatment of advanced carcinoma of the colon or rectum (ie, first therapy for patients with metastatic colorectal cancer). This same Eloxatin®-based combination had initially (August 2002) received FDA approval for second-line treatment, (ie, therapy for previously treated patients with metastatic colorectal cancer).

On November 4, 2004, this Eloxatin®-based regimen was approved for the adjuvant treatment of stage III (Dukes' C) colon cancer after complete resection of the primary tumor. Eloxatin® is currently not approved in pancreatic cancer or in stomach (gastric) cancer. Eloxatin® was

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com developed in association with Debiopharm SA and is currently marketed by sanofi-aventis in more than 60 countries.

About sanofi-aventis

Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com